UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Education Realty Trust, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

28140H104

(CUSIP Number)

Ray Wirta

ROCA Real Estate Securities Fund, L.P.

3501 Jamboree Road, Suite 500

Newport Beach, CA 92660

(949) 509-2141

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Gary J. Singer, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive

Suite 1700

Newport Beach, California 92660-6429

(949) 760-9600

September 2, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

NOTE:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28140H104	13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON ROCA Real Estate Securities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 737,517
8 SHARED VOTING POWER None
9 SOLE DISPOSITIVE POWER 737,517
10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 737,517
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.59% (1)
14	TYPE OF REPORTING PERSON PN

(1)	All percentage ownerships reported in this Schedule 13D are based on 28,514,966 shares of common stock issued and outstanding as of July 31, 2008, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2008 filed with the Securities and Exchange Commission on August 1, 2008.

CUSIP No. 28140H104	13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON ROCA Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 737,517
8 SHARED VOTING POWER None
9 SOLE DISPOSITIVE POWER 737,517
10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 737,517
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.59% (1)
14	TYPE OF REPORTING PERSON PN

(1)	All percentage ownerships reported in this Schedule 13D are based on 28,514,966 shares of common stock issued and outstanding as of July 31, 2008, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2008 filed with the Securities and Exchange Commission on August 1, 2008.

CUSIP No. 28140H104	13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON ROCA Advisors-GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 737,517
8 SHARED VOTING POWER None
9 SOLE DISPOSITIVE POWER 737,517
10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 737,517
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.59% (1)
14	TYPE OF REPORTING PERSON OO

(1)	All percentage ownerships reported in this Schedule 13D are based on 28,514,966 shares of common stock issued and outstanding as of July 31, 2008, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2008 filed with the Securities and Exchange Commission on August 1, 2008.

Page 5 of 6 Pages

This Amendment No. 1 (the “Amendment”) amends and supplements the Statement on Schedule 13D filed on January 28, 2008 with the Securities and Exchange Commission (“SEC”) by and on behalf of (i) ROCA Real Estate Securities Fund, L.P., a Delaware limited partnership (“ROCA Real Estate Fund”), (ii) ROCA Advisors, L.P., a Delaware limited partnership and the sole general partner of ROCA Real Estate Fund (“ROCA Advisors-LP”), and (iii) ROCA Advisors-GP, LLC, a Delaware limited liability company and the sole general partner of ROCA Advisors-LP (“ROCA Advisors-GP”). ROCA Real Estate Fund, ROCA Advisors-LP and ROCA Advisors-GP are sometimes collectively referred to herein as the “Reporting Persons” and each of the Reporting Persons is sometimes referred to herein individually as a “Reporting Person.”

Item 1.	Security and Issuer.

This Amendment relates to the common stock, $.01 par value per share (the “Shares”), of Education Realty Trust, Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 530 Oak Court Drive, Suite 300, Memphis, Tennessee.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 2, 2008, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 2, 2008, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Exhibit Name

1.	Joint Filing Agreement, dated January 28, 2008, by and between ROCA Real Estate Securities Fund, L.P., ROCA Advisors, L.P. and ROCA Advisors-GP, LLC (incorporated herein by reference from Exhibit 1 to Schedule 13D relating to the Shares of the Issuer filed January 28, 2008 by the Reporting Persons with the SEC).

Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2008

ROCA Real Estate Securities Fund, L.P.

By:	ROCA Advisors, L.P., its general partner

	By:	ROCA Advisors-GP, LLC, its general partner

		By:	/s/ Harold Hofer
			Name:	Harold Hofer
			Title:	Managing Member

ROCA Advisors, L.P.

By:	ROCA Advisors-GP, LLC, its general partner

	By:	/s/ Harold Hofer
		Name:	Harold Hofer
		Title:	Managing Member

ROCA Advisors-GP, LLC

	By:	/s/ Harold Hofer
		Name:	Harold Hofer
		Title:	Managing Member